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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                             BIOCIRCUITS CORPORATION
      -------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                    09058W20
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement: / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 09058W20              SCHEDULE 13G              Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         WEISS, PECK & GREER, L.L.C.


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Citizenship or Place of Organization
         NEW YORK


                         5.   Sole Voting Power
                                   -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                      1,051,865

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person                   -0-

     With
                         8.   Shared Dispositive Power
                                   1,051,865


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         1,051,865


10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares*                                     / /

11.  Percent of Class Represented by Amount in Row 9
         14.1%


12.  Type of Reporting Person*
         BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 09058W20              SCHEDULE 13G                  Page 3 of 4 Pages



Item 1(a).        Name of Issuer: Biocircuits Corporation

Item 1(b).        Address of Issuer's Principal Executive Office:

                  1324 Chesapeake Terrace
                  Sunnyvale, CA  94089

Item 2(a).        Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")

Item 2(b).        Address of Principal Business Office, or if None, Residence:

                  One New York Plaza
                  New York, NY  10004

Item 2(c).        Citizenship:  WPG is a Delaware limited liability company.

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  09058W20

Item 3.           This Schedule 13G has been filed by WPG pursuant to Rule
                  13d-1(c).


Item 4 (a)-(c).   Ownership:

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 7,469,438 shares outstanding reported in the Form 10-Q filed for the quarter ended October 31, 1996.

This Statement on Schedule 13G ("Scheduled 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such shares. Each of such principals disclaims, pursuant to Rule 13d-4, that he is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective principal owns of record.


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CUSIP No. 09058W20              SCHEDULE 13G                  Page 4 of 4 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Richard S. Pollack certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by the filing parties were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 8, 1996             WEISS, PECK & GREER, L.L.C.

                                       By: /s/ Richard S. Pollack
                                          --------------------------------
                                          Richard S. Pollack
                                          Principal, General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).